Exhibit 12.1

Symmetry Medical Inc.

Consolidated Ratio of Earnings to Fixed Charges

	For the Fiscal Year Ended
	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009

Earnings (1)
Income before provision for income taxes	$13,769	$3,990	$21,899	$30,430	$31,512
Add: Fixed charges	20,744	4,882	6,453	7,624	11,289
Total earnings	$34,513	$8,872	$28,352	$38,054	$42,801

Fixed Charges (2)
Interest expense	$19,777	$3,958	$5,755	$6,824	$10,523
Estimate of interest in rent expense	967	924	698	800	766
Interest expense	$20,744	$4,882	$6,453	$7,624	$11,289

Ratio of earnings to fixed charges	1.66	1.82	4.39	4.99	3.79

(1)	The term 'earnings" means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) our fixed charges

(2)	The term "fixed charges" means the amounts resulting from the following: (a) our interest expensed, plus (b) our estimate of the interest component of rent expense.

We do not have any shares of preferred stock outstanding and, therefore, our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.